SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31587; 812-14170]

Starboard Investment Trust and Foliometrix, LLC; Notice of Application

April 30, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend sub-advisory agreements (each, a "Sub-Advisory Agreement" and collectively,

the "Sub-Advisory Agreements") without shareholder approval and that would grant relief from

certain disclosure requirements.

Applicants: Starboard Investment Trust (the "Trust") and Foliometrix, LLC (the "Adviser").

Filing Dates: The application was filed June 21, 2013, and amended on February 27, 2014, July

3, 2014, November 26, 2014, and March 11, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by

mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 26, 2015,

and should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: the Trust, 116 South Franklin Street, Rocky Mount, NC 27804; the Adviser, 821 Pacific Street, Omaha, NE 68108.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel, at (202) 551-6879, or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end management investment company. The Trust currently consists of twenty-three series (each, a "Series").[1]

2.   The Adviser is a limited liability company organized under Oregon law. Each Adviser is or will be registered as an investment adviser under the Investment Advisers Act of

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[1] Applicants request that the relief apply to the named applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by the Adviser or by an entity controlling, controlled by, or under common control with the Adviser or its successor (each, also an "Adviser"), (ii) uses the multi-manager structure described in the application, and (iii) complies with the terms and conditions set forth in the application (each, a "Subadvised Series"). All registered open-end investment companies that currently intend to rely on the requested order are named as applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application. For the purpose of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Subadvised Series contains the name of a Sub-Adviser (as defined below), the name of the Adviser that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Sub-Adviser.

1940 ("Advisers Act"). The Adviser serves as the investment adviser to the Series pursuant to an

investment advisory agreement with the Trust (the "Investment Management Agreement"). The

Investment Management Agreement has been approved by the Trust's board of trustees (the

"Board"), including a majority of the trustees who are not "interested persons," as defined in

section 2(a)(19) of the Act, of the Trust, the Series, or the Adviser ("Independent Board

Members"), and by the shareholders of the relevant Series in the manner required by sections

15(a) and 15(c) of the Act and rule 18f-2 under the Act. The terms of the Investment

Management Agreement comply with section 15(a) of the Act. Applicants are not seeking any

exemption from the provisions of the Act with respect to the Investment Management

Agreement.

3.   Under the terms of the Investment Management Agreement, the Adviser, subject to

the supervision of the Board, provides continuous investment management of the assets of each

Series. The Adviser periodically reviews a Series' investment policies and strategies and based

on the need of a particular Series may recommend changes to the investment policies and

strategies of the Series for consideration by the Board. For its services to each Series under the

Investment Management Agreement, the Adviser receives an investment management fee from

that Series.

4.   The Investment Management Agreement provides that the Adviser may, subject to

the approval of the Board, delegate portfolio management responsibilities of all or a portion of

the assets of a Subadvised Series to one or more sub-advisers (each, a "Sub-Adviser" and

collectively, the "Sub-Advisers").[2] If the Adviser determines to delegate portfolio management

responsibilities to one or more Sub-Advisers, the Adviser will evaluate, select and recommend

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[2] Each Sub-Adviser will be an investment adviser as defined in section 2(a)(20) of the Act and registered, or not
subject to registration, under the Advisers Act.

Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Series, oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Subadvised Series' investment policies and restrictions.

5.   Applicants request an order to permit the Adviser, subject to the approval of the Board, including a majority of the Independent Board Members, to, without obtaining shareholder approval: (i) select certain non-affiliated Sub-Advisers to manage all or a portion of the assets of a Series and enter into Sub-Advisory Agreements with the Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.[3] The requested relief will not extend to any Sub-Adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Subadvised Series, or the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series ("Affiliated Sub-Adviser").

6.   The terms of each Sub-Advisory Agreement comply or will comply fully with the requirements of section 15(a) of the Act and have been or will be approved by the Board, including a majority of the Independent Board Members and the initial shareholder of the applicable Subadvised Series, in accordance with sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other investments to be purchased or sold by a Subadvised Series and place orders with brokers or dealers that they select.

7.   Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Series, that Subadvised Series will

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[3] Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to an existing Sub-Advisory Agreement with any affiliated sub-adviser (all such changes requiring shareholder approval referred to as "Ineligible Sub-Adviser Changes"), except as otherwise permitted by applicable law or by rule.

send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[4] and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Applicants assert that in the circumstances described in the application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Applicants state that each Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

8.   Applicants also request an order exempting the Subadvised Series from certain disclosure provisions described below that may require the Subadvised Series to disclose fees paid by the Adviser to each Sub-Adviser. Applicants seek an order to permit a Subadvised Series to disclose (as both a dollar amount and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers; and (b) the aggregate fees paid to Sub-Advisers (collectively, "Aggregate Fee Disclosure"). Any Subadvised Series that employs

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[4]A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure (as defined below); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

an Affiliated Sub-Adviser will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method of computing and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X under the Securities Act of 1933 sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b),

and (c) of Regulation S-X require a registered investment company to include in its financial statement information about investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are in the best position to achieve the Subadvised Series' investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser - the selection, supervision and evaluation of the Sub-Advisers - without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series' shareholders and will allow such Subadvised Series to operate more efficiently. Applicants note that the Investment Management Agreements and any Sub-Advisory Agreements with Affiliated Sub-Advisers will remain subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   Applicants assert that disclosure of the individual fees that the Adviser would pay to the Sub-Advisers of Subadvised Series that operate under the multi-manager structure described in the application would not serve any meaningful purpose. Applicants contend that the primary

reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and, therefore, shareholders will know what the Subadvised Series' fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies. Applicants assert that the requested disclosure relief will benefit shareholders of the Subadvised Series because it will improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts if the Adviser is not required to disclose the Sub-Adviser's fees to the public.

8.   For the reasons discussed above, applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[5]

1.   Before a Subadvised Series may rely on the order requested in the application, the operation of the Subadvised Series in the manner described in the application will be approved by a majority of the Subadvised Series' outstanding voting securities as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series' shares to the public.

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[5] Applicants will only comply with conditions 7, 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

2.	The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in the application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.	The Adviser will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series' assets. Subject to review and approval of the Board, the Adviser will (a) set a Subadvised Series' overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Subadvised Series' assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Subadvised Series' investment objective, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Subadvised Series' assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.	A Subadvised Series will not make any Ineligible Sub-Adviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Series.

5.	Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6.	At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then- existing Independent Board Members.

8.	The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.	Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.	Whenever a sub-adviser change is proposed for a Subadvised Series with an Affiliated Sub-Advisor, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor derives an inappropriate advantage.

11.	No trustee or officer of the Trust or a Subadvised Series, or partner, director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.   Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.   Any new Sub-Advisory Agreement or any amendment to a Subadvised Series' existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Series will be submitted to the Subadvised Series' shareholders for approval.

14.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary